Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION

Annual General Meeting of Shareholders to be held on May 26, 2016

This notification is being provided to the shareholders of First Majestic Silver Corp. (the “Company”) under the notice and access rules for the delivery of meeting materials in respect of its Annual General Meeting of shareholders to be held on May 26, 2016 (the “Meeting”). Under notice and access, instead of receiving printed copies of the Company’s management information circular for the year ended December 31, 2015 (the “Information Circular”), and, if requested, the financial statements and management’s discussion and analysis for the year ended December 31, 2015 (collectively, with the Information Circular, the “Meeting Materials”), the Company is providing shareholders this notice with information on how they may access the applicable Meeting Materials electronically. However, together with this notification, shareholders continue to receive a form of proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The Company is adopting this alternative means of delivery in order to further its commitment to environmental sustainability and reduce its printing and mailing costs. It is important that prior to voting, all shareholders review the contents of the Information Circular.

Meeting Date and Location:

When:	Thursday, May 26, 2016 10:00 a.m. (Vancouver time)	Where:	The Terminal City Club 837 West Hastings Street Vancouver, BC V6C 1B6

Matters to be Considered at the Meeting:

•	Financial Statements: To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2015 and report of auditors thereon. See the section entitled “Business of the Meeting - Receiving Consolidated Financial Statements” in the Information Circular.

•	Election of Directors: To set the number of directors at six and to elect the directors of the Company for the ensuing year. See the section entitled “Business of the Meeting - Election of Directors” in the Information Circular.

•	Appointment of Auditors: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Business of the Meeting - Appointment of Auditors” in the Information Circular.

•	Advisory Resolution on Executive Compensation: To vote on an advisory resolution with respect to the Company’s approach to executive compensation. See the section entitled “Say on Pay Advisory Vote” in the Information Circular.

•	Other Business: To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders are reminded to view the Information Circular prior to voting.

Websites Where the Materials are Posted

The applicable Meeting Materials can be viewed under the Company’s SEDAR profile at www.sedar.com or at the Company’s website at www.firstmajestic.com/s/AGM.asp.

How to Obtain Paper Copies of the Meeting Materials

Requests for paper copies must be received by May 13, 2016 in order to receive the applicable Meeting Materials in advance of the proxy deposit date for the Meeting. Shareholders who wish to receive paper copies of the applicable Meeting Materials may request copies from the Company by calling toll free 1-866-529-2807. Meeting Materials will be sent to shareholders within three business days of their request if such requests are made before the Meeting.

Shareholders may request paper copies of the applicable Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by email at corporate@firstmajestic.com or contacting the Corporate Secretary toll free number at 1-866-529-2807. Meeting Materials will be sent to shareholders within ten calendar days of their request if such requests are made after the Meeting.

The Company has determined that those shareholders with existing instructions on their account to receive a paper copy of the Company’s meeting materials will receive paper copies of the applicable Meeting Materials with this notification.

Voting

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the accompanying form of proxy for the Meeting and deposit it with Computershare Investor Services Inc. by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 24, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.